
10035859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
HFG HEALTHCO SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Katz (212) 785-8580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gelwicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFG Healthco Securities, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Managing Member

Title



Notary Public

2/19/2010

NUSHABA TAHIROVA CARY
Notary Public - State of New York
No. 01TA6189606
Qualified in New York County
My Commission Expires June 30, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Member
HFG Healthco Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of HFG Healthco Securities LLC ("Company") (formerly Artemis Global Finance, LLC) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HFG Healthco Securities LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The Company is a wholly-owned subsidiary of Healthcare Finance Group, LLC ("Parent"). This financial statement should be read in conjunction with those of its Parent.

BDO Seidman, LLP

February 23, 2010

HFG Healthco Securities LLC

Statement of Financial Condition

December 31, 2009	
Assets	
Cash	**$163,330**
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses	**$ 23,500**
Commitments (Note 1)	
Member's equity (Note 1)	**139,830**
	$163,330

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization and Business

HFG Healthco Securities LLC ("Company"), formerly Artemis Global Finance, LLC, organized under the laws of the state of Connecticut, is a broker-dealer registered with the Securities Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in consulting and private placements. During April 2009, the Connecticut Secretary of State approved the name change of the Company from Artemis Global Finance, LLC to HFG Healthco Securities LLC. During May 2009, FINRA approved the name change.

At January 1, 2009, the Company was a wholly-owned subsidiary of HFG Healthco Securities Holdings, LLC ("Holdings" or "Former Parent") which, in turn, was a wholly-owned subsidiary of Healthcare Finance Group, Inc. ("HFG Inc." or "Former Ultimate Parent"). On June 29, 2009, in contemplation of a restructuring by the Former Ultimate Parent, Holdings changed its name to Healthcare Finance Group, LLC ("Parent"). This name change was approved by the state of Delaware, Holdings' state of incorporation, and is pending approval by the Internal Revenue Service. In addition, effective December 31, 2009, HFG Inc. merged into Healthcare Finance Group, LLC. These financial statements should be read in conjunction with those of its Parent.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of Rule 15c3-3 under the Securities Exchange Act of 1934. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

A commitment to provide financial support to ensure the continued operations of the Company through December 31, 2010 has been given by the Parent. Such financial support is intended to be sufficient for the Company to maintain capital in excess of the minimum requirement set out in the Uniform Net Capital Rule ("Rule 15c3-1").

Summary of Significant Accounting Policies

FASB Accounting Standards Codification™

In July 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("Codification of ASC" or "ASC") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification of ASC will be considered non-authoritative. The Codification of ASC does not change current U.S. GAAP. References to authoritative U.S. GAAP literature in the Company's statement of financial condition and the notes thereto have been updated to reflect new Codification of ASC references.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business, as cash and cash equivalents. All cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Income Taxes

The Company is a Connecticut limited liability company ("LLC") with a perpetual existence. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes has been included in the statement of financial condition.

Effective January 1, 2009, the Company adopted ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes".

It is the policy of the Company to comply with the provisions applicable to partnerships, as defined by Subchapter K of the Internal Revenue Code. Therefore, no Federal income tax provision is required. Under certain tax jurisdictions, a withholding tax may be imposed on interest, dividends and capital gains. The Company believes it is in compliance with all applicable laws, however, upon audit by a taxing authority, if withholdings are found due, the Company may be liable for such taxes.

The Company files U.S. Federal and various state and local income tax returns. No income tax returns are currently under examination. The statute of limitations on each of the Company's U.S. Federal income tax returns remains open for the three years ended December 31, 2008. The statutes of limitations on each of the Company's state and local income tax returns may remain open for an additional year depending upon jurisdiction.

Management has analyzed the Company's tax positions taken on Federal income tax returns for all open tax years and has concluded that, as of December 31, 2009, no liabilities are required to be recorded in connection with such tax positions in the Company's statement of financial condition.

Deferred Revenue

The Company may receive retainer payments upon being engaged to conduct a private placement. These retainers are used to cover costs incurred by the Company while structuring and placing such private placements. The retainers are deferred and recognized as the deal expenses are incurred. At December 31, 2009, there were no deferred retainer payments or related expenses.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2009, the FASB issued ASC 805 (SFAS No. 167), "Amendments to FASB Interpretation No. 46(R)". This standard focuses on the effects of eliminating the qualifying special-purpose entity, and providing responses to concerns about the application of certain key provisions of FASB Interpretation No. 46(R), including improving financial reporting by the Company's involvement with variable interest entities and to provide more relevant and reliable information to users of financial statements. ASC 805 is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not believe that the adoption of ASC 805 will have a significant effect on the statement of financial condition.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements". ASU 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

1.	**Regulatory Net Capital Requirement**	As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $139,830, which was $134,830 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .17 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting rates would exceed 10 to 1.
2.	**Subsequent Events**	The Company evaluated all events that occurred from January 1, 2010 through February 23, 2010, the date the statement of financial condition was available to be issued. During the period, the Company did not have any material recognizable subsequent events.
3.	**Related Party Transactions**	The Parent pays certain operating expenses on behalf of the Company consisting primarily of professional and filing fees. Such transactions in the amount of $10,205 are recorded as noncash capital contributions.



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3

The Member
HFG Healthco Securities LLC
New York, New York

In planning and performing our audit of the financial statements of HFG Healthco Securities LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related



BDO Seidman, LLP
Accountants and Consultants

regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 23, 2010